Exhibit 99.1

YM BIOSCIENCES RECEIVES CLEARANCE TO INITIATE
RANDOMIZED DOUBLE-BLIND CLINICAL TRIALS OF
NIMOTUZUMAB IN LUNG CANCER AND BRAIN METASTASES
FROM LUNG CANCER

MISSISSAUGA, Canada - January 5, 2008 - YM BioSciences Inc. (NYSE Alternext US:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has received clearance from Canadian regulatory authorities to initiate two Phase II, double-blind, randomized trials for nimotuzumab, its EGFR-targeting antibody, in combination with radiation-based treatments. The Company will conduct a Phase II trial in approximately 128 patients with non-small cell lung cancer (NSCLC) and a Phase II trial in approximately 88 patients with brain metastases from NSCLC. Enrolment for both trials is expected to be initiated in Canada in the first quarter of calendar 2009 and YM anticipates adding sites from other countries into the trials.

“Conducting randomized, controlled studies in these particularly challenging and neglected patient populations will substantially augment the already extensive late-stage clinical program being pursued by the global consortium of companies developing nimotuzumab. The results from these trials could contribute significantly to the data package for nimotuzumab which will be used to expand its approval across international markets.  Specific to our North American regulatory strategy, these trials form part of the registration program and should generate robust data relatively rapidly,” said David Allan, Chairman and CEO of YM BioSciences. “We have focused on cancers typically treated with radiation-containing regimens because the combination has demonstrated the potential to maximize the benefits of radiotherapy and increase survival and quality of life while avoiding the toxic side-effects of both chemotherapy/radiation combinations and the debilitating and dangerous side effects of other EGFR-targeting drugs.”

Non-small cell lung cancer trial
This randomized, double-blind, Phase II study will evaluate nimotuzumab’s survival benefit in combination with external radiotherapy in patients diagnosed with stage IIb, III NSCLC who are ineligible for treatment with radical chemoradiotherapy or in stage IV NSCLC patients with chest disease including those eligible for palliative radiotherapy. The trial will enroll approximately 128 patients over 18 months followed by an 18 month follow-up period and will likely include 20 investigational centers in Canada plus additional centers in other countries. Nimotuzumab will be administered weekly, starting on the first day of radiotherapy, until disease progression. Chemotherapy may be provided to patients in either arm at the discretion of the physician.

The design of the trial was supported by data presented at ASCO 2008 from the Canadian arm of a fully recruited lead-in Phase I trial treating patients with NSCLC palliatively. That trial was conducted in Canada by YM and in Korea by Kuhnil Pharmaceutical Co. The ASCO data indicated that the combination of nimotuzumab with radiation has the potential to provide an important quality of life and survival advantage to patients over radiation alone in the palliative setting. Substantial radiological responses and meaningful clinical responses were seen inside and outside the radiation field in patients treated with the combination of nimotuzumab and radiation. Continued treatment for prolonged periods was very well tolerated and there was no evidence of grade III or IV rash at any of the three dose levels (100mg, 200mg and 400mg). The Canadian cohort had a median survival of 13.8 months, which compares very favorably with historical data (Brundage Can J Oncol. 1996 Feb; 6 Suppl 1:25-32.; Bezjak Int J Radiat Oncol Biol Phys. 2002 Nov 1;54(3):719-28; Sundstrom J Clin Oncol. 2004 Mar 1;22(5):801-10).

“Numerous NSCLC patients undergo radiotherapy because they are unfit for radical chemoradiotherapy or require radiotherapy palliatively for their chest disease either as part of their initial management or after failing other treatments,” said Dr. Leonardo Viana Nicacio, Director of Clinical Affairs for YM BioSciences. “Nimotuzumab combined with palliative radiotherapy is a rational step towards a better treatment regimen that is safe and has the prospect of improving survival in this population that has typically exhausted all other options.”

A retrospective study identified that of 11,084 Medicare beneficiaries aged 65 years or older presenting with stage IV NSCLC between 1991 and 1996, 58% received palliative radiotherapy treatment. (Hayman JA, Abrahamse PH, Lakhani I, Earle CC, Katz SJ. Use of palliative radiotherapy among patients with metastatic non-small-cell lung cancer. Int J Radiat Oncol Biol Phys 2007;69:1001-7). Another recent meta-analysis of 13 trials that included 3,473 patients showed that better local treatment was associated with longer survival. (Fairchild A, Harris K, Barnes E, Wong R, Lutz S, Bezjak A, Cheung P, Chow E. Palliative thoracic radiotherapy for lung cancer: a systematic review. J Clin Oncol 2008;26:4001-11).

Brain metastases trial
This randomized, double-blind, Phase II study will compare nimotuzumab plus whole-brain radiation therapy (WBRT) to WBRT alone in patients with brain metastases from NSCLC. The trial is designed enroll approximately 88 patients over twelve months followed by a twelve-month follow-up period and will likely include 12 investigational centers in Canada plus additional centers in other countries.

Nimotuzumab (200 mg IV infusions) will be administered weekly during radiotherapy and following radiotherapy until disease progression, unacceptable toxicity or at the discretion of the physician. Radiotherapy will consist of 30 Gy, in 10 fractions of 3 Gy/day. Patients will be assessed by laboratory tests, imaging studies, standardized neurologic examination, and neurologic symptoms. The primary efficacy endpoint is intracranial disease progression over six months. The secondary endpoints are overall survival (OS); time to neurologic progression (TNP) or death with evidence of neurologic progression; OS rate at six months; time to intracranial disease progression; and time to overall progression.

“Approximately 25% of all patients with lung cancer are expected to develop brain metastases. In recent studies, the median survival of patients with brain metastases, most of whom were treated with WBRT, has ranged from three to five months highlighting the desperate need for new therapies to address this indication,” said Dr. Leonardo Viana Nicacio. “In an ongoing exploratory study, nimotuzumab administered concurrently with WBRT has yielded meaningful clinical responses in similar late-stage patients. A randomized trial in this indication is a promising opportunity to demonstrate the efficacy of our EGFR-targeting drug and its best-in-class safety profile.”

Preliminary results from the ongoing exploratory trial evaluating nimotuzumab in combination with radiation therapy for the treatment of brain metastases, conducted by YM’s licensor, were presented at the 2008 EORTC-NCI-AACR annual meeting held in Geneva, Switzerland. Data were reported from the first 21 patients in a randomized, open label trial of 30 patients with advanced NSCLC and unresectable brain metastases. Patients received nimotuzumab (200 mg administered as weekly IV infusions over weeks 1-6) plus palliative radiation (40 Gy in four weeks) or palliative radiation alone. The disease control rate (DCR = Complete Response + Partial Response + Stable Disease) was 91.6% for the nimotuzumab plus radiation arm compared to 44.4% for the radiation alone arm.  At the time of the presentation, patients treated with the combination had a mean and median survival of 7.32 and 7.00 months respectively (with five patients alive), compared to the control group for whom the mean and median survival was 3.03 and 2.47 months respectively (with one patient alive). This difference reached statistical significance (p= 0.0039, Log Rank test).

About nimotuzumab
Nimotuzumab is currently being advanced in several randomized Phase II and III trials in Japan, South East Asia, Europe and elsewhere and is undergoing a YM-sponsored confirmatory trial in pediatric glioma in Canada and the US. The National Cancer Centre of Singapore (NCCS) recently announced that it has selected nimotuzumab for evaluation in the adjuvant setting in a multinational Phase III trial of more than 700 patients with cancers of the head and neck. The NCCS stated that it selected nimotuzumab because of its reported preferential safety profile compared with other EGFR-targeting cancer drugs.

Nimotuzumab is being developed to compete as best-in-class therapy against the currently marketed EGFR-targeting drugs. This drug has displayed efficacy in numerous tumour types (published and presented at major conferences including ASCO), having completed more than 27 clinical trials and having demonstrated anti-cancer activity that rivals the other EGFR-targeting antibody drugs.

In none of the clinical trials of nimotuzumab to date, to YM's knowledge, have any of the patients developed Grade III/IV acneiform rash, also a severe and dose-limiting side-effect observed in all of the other antibodies and with small molecules targeting the EGF tyrosine kinase signaling pathway. Unrelated to the rash, Grade III/IV radiation dermatitis is a severe toxicity reported in almost half the patients treated with another EGFR-targeting antibody drug in combination with radiation in head and neck cancer while absent in nimotuzumab/radiation treated patients. Reports of any severe incidents of the other side-effects that are typical of EGFR-targeting molecules have been rare. These severe side-effects can result in treatment interruptions, one of the leading causes of treatment failure and, unlike cetuximab, nimotuzumab patients do not have to be pre-medicated to prevent infusion reactions.

About YM BioSciences
YM BioSciences Inc. is a company that identifies, develops and commercializes differentiated products principally in the area of oncology for patients worldwide.  The Company is developing nimotuzumab, a humanized monoclonal antibody, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. Nimotuzumab is in development targeting multiple tumour types in combination with radiation, chemoradiation and chemotherapy. The drug, which is approved for marketing in a number of countries, is significantly differentiated from all other currently marketed EGFR-targeting agents because of a remarkably benign side-effect profile. In more than 3,500 patients reported as having been treated worldwide, to date, no Grade III/IV incidents of rash or radiation dermatitis haves been described and reports of any of the other side-effects that are typical of EGFR-targeting molecules have been rare. AeroLEF® is in development for the treatment of moderate to severe pain, including cancer pain. The product completed a randomized trial in 2007 and is being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC                                                           James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931                                                                                     Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com                                                                    Email: jsmith@equicomgroup.com

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